Filed Pursuant to Rule 433

Final Term Sheet

August 10, 2015

Relating to Preliminary Prospectus Supplement

dated August 10, 2015

Registration Statement No. 333-184087

$300,000,000

Service Corporation International

5.375% Senior Notes due 2024

Issuer:	Service Corporation International

Title of Securities:	5.375% Senior Notes due 2024

Distribution:	SEC Registered

Face:	$300,000,000

Gross Proceeds:	$311,250,000

Coupon:	5.375%

Final Maturity Date:	May 15, 2024

Offering Price:	103.75%, plus accrued and unpaid interest from May 15, 2015

Yield to Maturity:	4.843%

Yield to Worst:	4.719%

Spread to Treasury (Spread to Worst):	+275 basis points

Benchmark Treasury:	UST 1.750% due May 15, 2022

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year

First Interest Payment Date:	November 15, 2015

Optional Redemption:	Make-whole call at T+50 basis points prior to May 15, 2019, plus accrued and unpaid interest

	On or after:	Price:

Call Schedule:	May 15, 2019	102.688%

	May 15, 2020	101.792%

	May 15, 2021	100.896%

	May 15, 2022 and thereafter	100.00%

Change of Control:	Put at 101% of principal, plus accrued and unpaid interest

Trade Date:	August 10, 2015

Settlement Date:	August 18, 2015 (T+6)

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	817565CB8

ISIN:	US817565CB82

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Manager:	SunTrust Robinson Humphrey, Inc.

Lead Co-Managers:	Scotia Capital (USA) Inc. BBVA Securities Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. Raymond James & Associates, Inc. Mitsubishi UFJ Securities (USA), Inc.

Changes from Preliminary Prospectus Supplement

The following paragraph is added on page S-37 of the Preliminary Prospectus Supplement, after the eighth paragraph under the heading “Underwriting”:

“It is expected that delivery of the notes will be made, against payment of the notes, on or about August 18, 2015, which will be the sixth business day in the United States following the date of pricing of the notes. Under Rule 15c6-1 of the Exchange Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (this settlement cycle being referred to as “T+3”), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next two succeeding business days, will be required, because the notes will initially settle within six business days (T+6) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next two succeeding business days should consult their own legal advisors.”

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free at (800) 294-1322 or by emailing BofA Merrill Lynch at: dg.prospectus_requests@baml.com.

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